Mail Stop 03-06


May 13, 2005



Via U.S. Mail and Facsimile (614-486-0912)

Gerald S. Blaskie
Chief Financial Officer
Superconductive Components, Inc.
2839 Charter Street
Columbus, Ohio 43228


	Re:	Superconductive Components, Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-31641

Dear Mr. Blaskie:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Item 1 - Financial Statements

Note 2. Summary of Significant Accounting Policies - Page F- 8

Revenue Recognition - Page F-11

1. We note that you record provisions for `other adjustments.` Tell us and revise future filings to discuss the nature of these other adjustments.
2. You state that revenue from contract research provided for third parties is recognized when the contracted work has been performed or as milestone results have been achieved. Based on this disclosure, it is not clear whether you utilize the percentage of completion method or the completed contract method. Please tell us and revise future filings to disclose the specific methods used to recognize revenue on these contracts. If you use the percentage of completion method, tell us and revise future filings to disclose what factors you consider in measuring your progress towards completion. If you use the completed contract method, tell us why you believe this method is appropriate based on the guidance in paragraphs .31-.33 of
SOP 81-1.
3. We note that you incurred a negative margin on your contract research services in 2004. It appears that certain of your research contracts may be loss contracts. Tell us and revise future filings to disclose your accounting policy for loss contracts. Refer to paragraphs .85-.89 of SOP 81-1.




* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 824-5465, or Kevin Vaughn, Reviewing Accountant, at (202) 824-
5387,
or me at (202) 942-7903 if you have questions regarding these comments.


					Sincerely,



					Michele Gohlke
					Branch Chief

Mr. Gerald S. Blaskie
Superconductive Components, Inc.
May 13, 2005
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